FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, September 2, 2022.

To

Brazilian Securities Commission - “CVM”

Corporate Relations Superintendence – “SEP”

Companies Monitoring Department 2 (Gerência de Acompanhamento de Empresas 2)

Att.:       Mr. Fernando Soares Vieira

Mr. Guilherme Rocha Lopes

Ref.: Official Letter No. 149/2022/CVM/SEP/GEA-2 (“Official Letter”)

Dear Sirs,

We make reference to the terms of the Official Letter referenced above, regarding the news published in the newspaper “O Estado de S Paulo” on 09/02/2022, which content, as requested in the Official Letter, is reproduced below:

Official Letter No. 149/2022/CVM/SEP/GEA-2

Rio de Janeiro, September 2, 2022.

To Mr.

Guillaume Marie Didier Gras

Investor Relations Officer

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Telephone: (11) 3886-0533

E-mail: gpa.ri@gpabr.com

C/C: emissores@b3.com.br; ana.pereira@b3.com.br; ana.zane@b3.com.br

Subject: Request for clarification regarding news published in the media

Dear Officer,

1. We make reference to the news published in the newspaper O Estado de S Paulo on 09/02/2022, entitled “Abilio Diniz moves to take back Pão de Açúcar without giving up of Carrefour Brazil”, with the following content:

Abilio Diniz moves to take back Pão de Açúcar without giving up of Carrefour Brazil

The French Casino already has a plan to sell, in up to two years, the assets of Pão de Açúcar Group, which it controls in Brazil. The movement involves even the supermarket chain that gives its name to the company. The former owner, Abilio Diniz, is the main interest in the business and is moving to find a corporate arrangement and recover Pão de Açúcar, without giving up the participation in Carrefour Brazil, of which he is a relevant partner since 2014. One of the options is the sale of Abilio's stake of Carrefour in France, which would not alleviate a possible reading of the Administrative Council for Economic Defense (Cade) of market concentration here, but would free up resources for the purchase. Another way would be to seek a financial partner for the operation in Brazil.

Holding can pay debts until 2024

Abilio Diniz, however, still has time to reach a solution. Rallye, Casino's holding and in judicial recovery in France, has until 2024 to settle its debts with its creditors. Until then, the plan is to extract the maximum value from the slice sale of the Brazilian group.

Share in Cnova will also be sold

The first exit should be of Grupo Éxito, a food retail chain with presence in Colombia, Uruguay and Argentina, which is currently controlled by GPA. The next step would be the sale of GPA's 34% stake in Cnova (technology). This process is frozen by the adverse moment for the stocks of the area.

LIPSTICK. For the sale of Pão de Açúcar, the most valuable brand inside GPA today, the strategy is to ‘embellish the bride’, solving the company's liabilities to make it more attractive. In this process, the company has already gotten rid of more than 60 commercial points of Extra Hiper.

OUT OF TONE. Diniz's return to the group founded by his father is seen as a breath of fresh air for the Pão de Açúcar banner, which today has difficulty in raising sales and profitability. After the separation from Assaí, the company lost the growth engine and cash ration of the wholesale stores, but stopped the bleeding of the hypermarkets by selling the commercial points to the sister company and kept an asset considered noble. But the brand carries the reputation of an 'expensive supermarket' and, with very competitive competitors, it cannot meet the demands of a public as sophisticated as it is targeting.

MYPRECIOUS. At the end of this two-year process, Casino would end up with only one asset in Brazil, Assaí, which was separated from GPA in 2021, to unlock cash for the controller. A future divestment in this case could take place via the market, in staggered sales that would lead the company to become a corporation, without a defined controller. This last step is still treated as something distant. After all, Assaí is today the crown jewel of Casino in Brazil due to its capacity for growth and cash generation.

WORD. Península, the management company founded by Abilio, said it cannot comment on 'market rumors'. Casino and GPA said they would not comment.

[…]

2. In this regard, it is being required your pronouncement about the veracity of the information published in the news, especially the highlighted excerpts, and, if so, we request additional clarifications on the matter, as well as to inform the reasons why you considered it not to be the subject of a Material Fact, pursuant to the terms of CVM Resolution No. 44/21.

3. According to the sole paragraph of article 6 of CVM Resolution No. 44/21, it is the duty of the Company’s controlling shareholders and management, directly or through the Investor Relations Officer, to immediately disclose the material act or fact pending disclosure, in the event the information escapes their control or if there is an atypical oscillation in the quotation, price or amount traded of the securities issued by the publicly-held company or related to them. Therefore, in the event of a leak of material information (its disclosure through a press vehicle, for example), the Material Fact has to be disclosed, regardless of whether or not the information originated from the Company's representatives.

4. Such statement must include a copy of this Official Letter and be forwarded through the IPE System, category “Notice to the Market”, type “Clarifications on Inquiries from CVM/B3”. Compliance with this request for a statement by means of a Notice to the Market does not exempt the eventual determination of a liability for the timely non-disclosure of a Material Fact, pursuant to CVM Resolution No. 44/21.

5. We emphasize that, pursuant to article 3 of CVM Resolution No. 44/21, the Investor Relations Officer is responsible for disclosing and communicating to CVM and, if applicable, to the stock exchange and organized over-the-counter market entity in which the securities issued by the company are admitted for trading, any material act or fact that occurred or that is related to its business, as well as ensuring its wide and immediate dissemination, simultaneously in all markets where such securities are admitted for trading.

6. We also recall the obligation set forth in the sole paragraph of article 4 of CVM Resolution No. 44/21, to inquire the Company’s managers and controlling shareholders, as well as any other person with access to relevant acts or facts, in order to determine whether they would have knowledge of information that should be disclosed to the market.

7. We warn that it will be up to this administrative authority, in the use of its legal attributions and, based on subparagraph II, of art. 9, of Law 6,385/76, and in art. 7, combined with art. 8, of CVM Resolution No. 47/21, determine the application of a punitive fine, without prejudice to other administrative sanctions, in the amount of one thousand reais (R$ 1,000.00), for the non-compliance with the inquires formulated herein, up to September 5, 2022.

Sincerely yours,

Document electronically signed by Guilherme Rocha Lopes, Manager, on 02/09/2022, at 4:28p.m., pursuant to Article 6 of Decree No 8,539 of 8 October 2015.

Document electronically signed by Fernando D’Ambros Lucchesi, Superintendent, on 02/09/2022, at 4:28p.m., pursuant to Article 6 of Decree No 8,539 of 8 October 2015.

Firstly, the Company clarifies, as it has already done previously, that it is not aware of any information about Casino's decision to sell the Company, nor of the possibility of an offer of a third party to acquire the Company, and that such information is merely market speculation.

In relation to the possible sale of the Company's assets, the news published does not present any novelty. As it is known to the market, the Company is always looking for opportunities of asset monetization, such as the mentioned sale of the participation in Cnova. However, at this moment, except for the sale of the Extra Hiper commercial points and the studies for the segregation of Éxito mentioned in the news and that have already been duly disclosed to the market, there is no decision or process in progress that could be considered as a relevant fact.

In view of the above, believing to have clarified the questions presented in the Official Letter, the Company reiterates its commitment to the adequate disclosure of information to the market and makes itself available to this authority to provide any additional clarifications that may be necessary.

Guillaume Marie Didier Gras

Vice-President of Finance and Investor Relations Director

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: September 2, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.